UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
trivago N.V.
(Name of Issuer)

Class A shares, nominal value of €0.06 per share
(Title of Class of Securities)
89686D 105 (for American Depositary Shares, each representing one Class A Share)
(CUSIP Number)
Rolf Schrömgens
Kesselstrasse 5-7
40221 Düsseldorf
Federal Republic of Germany
+49-211-3876841302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
Page 2 of 4 Pages

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Rolf Schrömgens
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 58,221,012 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 58,221,012 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,221,012 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 16.3% (1) (2)
14.	Type of Reporting Person: IN

(1)    Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.
(2)    Based upon the total of 356,809,214 of the Issuer’s Class A and Class B shares outstanding as of March 31, 2021.

Schedule 13D/A
Page 3 of 4 Pages
This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 7, 2017, relating to the Class A shares of trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On May 26, 2021, the Reporting Person announced an intention to transfer up to 17,650,000 Class A shares to his former spouse in connection with the settlement of divorce proceedings. The Reporting Person would not retain voting or dispositive power over such shares after transfer. The Reporting Person further announced an intention to sell up to 8,000,000 Class A shares from time to time, the net proceeds of which would be used to pay associated tax liabilities to be incurred in connection with such divorce proceedings. Such sales may be effected in open market transactions, block trades or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended to read:

(a)   The Reporting Person may be deemed to beneficially own 58,221,012 Class A shares of the Issuer, representing 16.3% of the Issuer's outstanding Class A and Class B shares, based on 356,809,214 Class A and Class B shares of the Issuer outstanding as of March 31, 2021. As of the date of this report, the Reporting Person holds 3,500,000 Class A shares, 54,097,012 Class B shares and options to acquire 400,000 Class A shares at an exercise price of $12.14 per share and 224,000 Class A shares at an exercise price of $7.17 per share that are all immediately exercisable.

Schedule 13D/A
Page 4 of 4 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2021

/s/ Rolf Schrömgens
Rolf Schrömgens